================================================================================
   As filed with the Securities and Exchange Commission on December 1, 2000
                          REGISTRATION NO. 333-49554



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM S-2A
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                OPTELECOM, INC.
             (Exact name of Registrant as specified in its charter)

                   Delaware                                52-1010850
(State or other jurisdiction of incorporation)          (I.R.S. Employer
                                                     Identification Number)


                               9300 Gaither Road
                          Gaithersburg, Maryland 20877
                                 (301) 840-2121
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                                  Irving Zaks
                                   President
                                Optelecom, Inc.
                               9300 Gaither Road
                          Gaithersburg, Maryland 20877
                                 (301) 840-2121
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                             David L. Lowans, Esq.
                  Karp Frosh Lapidus, Wigodsky & Norwind, P.A.
                               1370 Piccard Drive
                                   Suite 290
                           Rockville, Maryland 20850
                                 (301) 258-1994


Approximate date of commencement of proposed sale to the public: December 10, 2000 { } If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. {X} If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11 (a) (1) of this Form, check the following box. {X}
================================================================================

                        CALCULATION OF REGISTRATION FEE

Title of Each                 Amount            Proposed             Proposed        Amount of
Class of                      To Be             Maximum              Aggregate       Registration
Securities to                Registered        Offering Price       Offering        Fee (1)
Be Registered                ----------        Per Unit (1)         Price (1)       ------------
----------------                               ------------         ---------
Common Stock                    700,000           $ 4.00            $ 2,800,000         $ 739
($.03 par value per share)
--------------

(1) Estimated pursuant to Rule 457 for the purpose of calculating the registration fee only; based upon the average of the high and low sales prices for the Common Stock on November 2, 2000. Registration fee is calculated pursuant to Rule 457. Fee was paid with original registration made on November 8, 2000.


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.



                 SUBJECT TO COMPLETION DATED December 1, 2000

                                  PROSPECTUS

                                OPTELECOM, INC.
                        700,000 Shares of Common Stock

     This Prospectus relates to the registration by Optelecom, Inc. (the "Company") of 700,000 shares of common stock, $.03 par value per share (the "Common Stock"), of the Company that the Company is issuing in compliance with the registration requirements of the Securities Act of 1933, as amended (the "Securities Act").

     It is anticipated that the 700,000 shares of Common Stock covered by this Prospectus ("the Shares") will be sold from time to time by the Company in transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such market price, or at prices otherwise negotiated. The brokers and dealers through which sales of the Shares may be made, may be deemed to be "underwriters" within the meaning of the Securities Act, and the commissions or discounts and other compensation of such brokers and dealers may be regarded as underwriters' compensation. The Company will receive all of the proceeds from the sale of the Shares, less agreed upon commissions to be paid to the selling brokers and dealers. All expenses of registration (other than commissions and discounts or fees payable to broker-dealers and underwriters), estimated at $ 21,739 are being borne by the Company. See "Plan of Distribution" and "Use of Proceeds."

     The Common Stock is traded on the NASDAQ SmallCap Market under the symbol OPTC. On November 2, 2000, the closing sale price per share for the Common Stock was $3.875.

     Information regarding the risks associated with an investment in the Common Stock is discussed under the caption "Risk Factors" beginning on page 7.


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
          OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
          OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE
           CONTRARY IS A CRIMINAL OFFENSE. THERE IS NO UNDERWRITING
              AGREEMENT BETWEEN ANY BROKER-DEALER AND THE COMPANY
            RELATING TO THE SECURITIES OFFERED IN THIS PROSPECTUS.



                The date of this Prospectus is December 1, 2000

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such State.

                               TABLE OF CONTENTS

                                                                                                   Page
Available Information.........................................................................        5
Incorporation of Certain Documents by Reference...............................................        6
Forward-Looking Statements....................................................................        7
Risk Factors..................................................................................        7
The Company...................................................................................       12
The Offering..................................................................................       13
Use of Proceeds...............................................................................       13
Description of Securities.....................................................................       13
Plan of Distribution..........................................................................       14
Legal Matters.................................................................................       15
Experts.......................................................................................       15
Material Changes..............................................................................       15
Disclosure of Commission Position on Indemnification for Securities Act Liability.............       15

     No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                             AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC" or the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60612, and can also be inspected and copied at, and copies obtained at prescribed rates from, the Public Reference Room of the SEC at its principal office at Judiciary Square, 450 Fifth Street, NW, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Such materials can also be accessed electronically through the Commission's web site (http:/www.sec.gov). The Company's Common Stock is traded on the Nasdaq SmallCap Market, and reports and other information relating to the Company may also be inspected at the offices of the Records Department of the Nasdaq Stock Market, 1735 K Street, NW, Washington, D.C. 20006.


     The Company has filed a Registration Statement on Form S-2A with the SEC under the Securities Act of 1933 as amended, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits filed as a part thereof. Statements contained herein concerning any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference:

(1)  The Company's Annual Report on Form 10-K for the year ended December 31,
     1999;

(2) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

(3)  The Company's Annual Report to Shareholders dated April 27, 2000;

(4) Form S-3 filed by the Company on April 25, 2000 registering 500,000 shares of common stock, $.03 par value per share; and

(5) Form S-2A filed by the Company on May 25, 2000, an amendment to the Form S-3 dated April 25, 2000 registering 500,000 shares of common stock, $.03 par value per share; and

(6) Form S-8 filed by the Company on October 20, 2000 registering 500,000 shares of common stock, $.03 par value per share, for the Company's newly adopted Employee Stock Purchase Plan and 2000 Non-Qualified Stock Option Plan.


(7) Form S-2 filed by the Company on November 8, 2000 registering 700,000 shares of common stock, $.03 par value per share.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15 (d) of the Exchange Act prior to the termination of the offering of the shares of Common Stock hereunder shall be deemed to be incorporated by reference herein. These documents shall be deemed to be modified or replaced for purposes of this Prospectus and the Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or replaces such statement. Any such statement so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus or the Registration Statement.

     The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents not specifically incorporated by reference. Such requests should be directed to Optelecom, Inc., 9300 Gaither Road, Gaithersburg, Maryland 20877,
Attention: Thomas F. Driscoll (telephone (301) 840-2121).

                         _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

                           FORWARD-LOOKING STATEMENTS

     This Prospectus, including all documents incorporated herein by reference, includes "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995 (the "Reform Act"). The Reform Act provides a "safe harbor" for forward-looking statements and to encourage companies to provide prospective information about their companies, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. The Company desires to take advantage of the "safe harbor" provisions of the Reform Act. Except for the historical information contained herein, the matters discussed in the Prospectus are forward-looking statements which involve risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in conjunction with the forward-looking statements or elsewhere herein.


                                 RISK FACTORS

     In evaluating an investment in the Shares, prospective purchasers should carefully consider the following factors as well as the other matters discussed in this Prospectus and the documents incorporated herein by reference.

Fluctuations in Financial Performance

     The Company has experienced and may in the future continue to experience fluctuations in its quarterly and annual operating results. Factors that may cause the Company's operating results to vary include, among other things, customer purchasing patterns, changing technology, new product transitions, delays in new product introductions, shortages of system components, changes in the mix of products and services sold, the timing of investments in additional personnel, facilities and research and development. As a result of the impact of these and other factors, past financial performance should not be considered to be a reliable indicator of the future performance in any particular fiscal period. The Company is limited in its ability to reduce expenses quickly in response to any revenue shortfalls, therefore the Company's business, financial condition and operating results would be adversely affected if increased revenues were not achieved. For example, the unaudited revenue for the nine months ended September 30, 2000 was $7,366,874 compared to $9,220,783 for the same period of 1999. The Optical Products revenue for the nine months ended September 30, 2000 was $5,763,000 compared to $6,457,000 in the same period of 1999. The Video Communications Unit had revenue of $1,664,000 and $2,804,000 for the same two periods. The Company had revenues for the year ended
December 31, 1999 of $12,636,892, down from $16,333,749 for the same period of 1998. Total revenues increased to $16,333,749 for the twelve months ended December 31, 1998 compared to $12,271,057 for the same period in 1997. The increase was attributable in large part to the acquisition of Paragon Audio Visual Limited ("Paragon") in December, 1997 (now a part of the Video Communications Unit); Paragon's revenues of $6,041,787 were included with those of the Company for the twelve months ended December 31, 1998 but not for the same period in 1997. The Optical Products Unit had revenues of $9,440,804 for the twelve months ended December 31, 1999 compared to$10,291,962 for the same period in 1998. The Video Communications Unit had revenues of $3,196,088 for the year ended December 31, 1999, a decrease of $2,845,699 from the year ended December 31, 1998. The unaudited loss before taxes for 2000 is $4,846,060 compared to a loss of $191,608 for the same period of 1999. The 2000 loss reflects the $1,925,000 write off of intangibles and goodwill, the $700,000 inventory write off and the $300,000 in restructuring charges, all of which were recorded in the third quarter of 2000. The loss in the Optical Products Unit was $4,198,000 in the first nine months of 2000 compared to a profit of $171,000 for the same period of 1999 and reflects to affect of the third quarter 2000 write offs. The Video Communications Unit had a nine month loss in 2000 of $648,000 compared to a loss of $363,000 in 1999 and is a result primarily of lower revenues in 2000. Optelecom had a consolidated loss of $495,742 for the year ended December 31, 1999 compared to a consolidated loss of $3,130,152 for the same period of 1998. Operating profit for the Optical Products Unit was $247,575 for the year ended December 31, 1999 but it had a loss of $129,934 in the same period of 1998. This Unit had operating profits in 1999 because it had lower product development costs as well as reduced selling and marketing costs as a result of fewer personnel in these departments. The Video

Communications Unit's operating loss for 1999 was $743,317 compared to a loss of $3,000,718 in 1998. The loss in 1998 was a result of a write off of goodwill associated with the purchase of Paragon Audio Visual. Also, significantly lower travel and entertainment costs were incurred in 1999. The Company incurred a net loss of $2,811,344 for the twelve months ended December 31,1998 compared to net income of $948,729 for the same period in 1997. The major factors contributing to the loss in 1998 included expenses related to the acquisition of Paragon of $2,200,000 (write-down of employment contracts of $1.4 million, amortization expense of goodwill and intangibles in the amount of $465,000 and interest expense of $335,000), an increase of inventory and accounts receivables reserves of $543,000, employee termination related charges of $620,000 and a change in product mix. There can be no assurance that the Company will return to profitability in any future period.

Impairment of Assets and Operational Changes

     In response to developments in the marketplace, a comprehensive analysis of Optelecom's core competencies, and establishing the Company's strategic direction demands of penetrating the delivery of video information marketplace, the Company has restructured in order to maximize efficiencies as follows:
First, we have established the Optical Products Unit. This segment of the business will be responsible for the delivery and growth of the legacy set of products that transports video over dedicated and shared fiber optic systems from remote sensors to customers' control and monitoring centers. Presently this Unit serves the Intelligent Traffic, Security, Audio-Visual, and instrumentation marketplace. This unit includes the new Digital Video, PixelVue and PixelStream products in addition to the Company's legacy products. Also, included in this Unit are the optical coil products that are used in gyro systems and our dispersion coils that are used in complex optical communications systems. Optelecom believes by focusing the sales and delivery of these optically wound coils in this business unit, it can anticipate a significant increase in sales as a result of the increasing delivery in the number of complex optical systems in the marketplace. This Unit will be responsible for the development of new products, strategic alliances, worldwide distribution channels, and growth of these businesses.

     Second, the Company has organized a Video Communications Unit to exploit its core competencies in optical components, video compression techniques, and distribution technologies to focus on the video distribution and delivery marketplace. Optelecom strongly believes that its core competencies in video compression techniques positions it for the delivery of a set of products to cost effectively provide video teleconferencing capabilities, long distance learning, collaboration, and other forms of video streaming capability to the marketplace. This Unit will also provide the leadership for the Paragon PC/Video products unit, headquartered in London, which has had a long history of providing systems with the capability to distribute video information over the CAT5 cable systems already in place in an enormous number of facilities, both residential and industrial, worldwide. By combining these capabilities this Unit can synergistically manage the development of video information delivery technology for both new and legacy markets. In addition, this Unit will manage the development, and business growth strategy of our Fiber-To-The-Home "FTTH" business. By teaming with the Optical Products technical capabilities, and understanding the competitive and other business issues of providing this capability to the marketplace, the Company believes that the development of a cost efficient approach to solving the FTTH issues are within its reach. This Unit will be responsible for the management of this internal development effort. It has been determined that it will cost approximately $300,000 to achieve this action and it will be completed in the fourth quarter of 2000.

     In connection with the reduction in product offerings, the Company determined that there was inventory on hand associated with products that would not be actively sold and therefore considered to be of no value to the Company. Optelecom reduced the value of its inventory by approximately $700,000 in the third quarter of 2000.

     As a result of its comprehensive evaluation, the Company determined that certain assets were impaired and were recorded at a value greater than that expected to be realizable in the marketplace. The intangible assets associated with the purchase of Paragon Audio Visual, Ltd., technology, its customer list and company name had a book value of approximately $1,735,000 in September 2000. It was decided in the third quarter of 2000 that Paragon was marketing and selling products developed, engineered and manufactured by Optelecom. Therefore the value of the technology originally purchased had no future value to the Company. In addition, Paragon is now marketing the new products to a different client base. Therefore the old customer list had no future value to Paragon. The remaining intangible asset acquired, the Paragon Audio Visual, Ltd. company name, has value in the marketplace only by being associated with Optelecom, Inc. and the new products and client base it is serving, and plans to serve in the future. Optelecom concluded that any value of the name was associated with the former customer list that was determined to have no future value to Optelecom. The Company therefore concluded that the intangible assets associated with Paragon had no value to the Company and were completely written off in the third quarter of 2000.

     Further, Optelecom believed that as a result of the impairment of the intangible assets and the value of the other assets originally acquired, the excess value assigned over the purchase price associated with goodwill was also impaired and was written off in its entirety in the third quarter of 2000, an expense of approximately $190,000.

Nature of Operations and Business Conditions

     The Company has the ability, provided there are sufficient accounts receivable and inventory, to borrow up to $1,700,000 under its existing bank line-of-credit. During 1999, the Company experienced negative cash flows from operations and, as of December 31, 1999, the Company had borrowed the maximum amount available under its revolving line-of-credit agreement. In September 1999, the Company negotiated and received a six-month deferral on principal payments due under a long term promissory note agreement in consideration for continued interest payments and increased principal payments over the remaining term of the note. The Company was not in compliance as of December 31, 1999 with certain ratio requirements of its line-of credit agreement, which requirements were subsequently waived by the bank. These conditions resulted primarily from a high operating cost structure, particularly at the Paragon subsidiary, expenses incurred in resolving ongoing litigation associated with the Paragon acquisition, a decline in revenue at the Paragon subsidiary related to a reluctance by European customers to make new equipment purchases due to Year 2000 issues, and extended payment terms provided to certain customers making major purchases.

     During 1999, the Company implemented significant cost cutting measures and it settled its Paragon litigation. Subsequent to December 31, 1999, cash has been collected from the customers who made major purchases, the Company has received $1,047,395 from the exercise of stock options, the Company has received $500,000 from the private sale of newly issued, unregistered common stock, the Company has received $4,319,316 from the sale of newly issued and registered common stock, the Company has paid approximately $1,700,000 under the line-of-credit agreement, and the Company has commenced making principal payments under the promissory note agreement, reducing the outstanding balance to $1,375,000 at October 31, 2000. On May 25, 2000 the Company's line-of-credit agreement was renewed for one year and will expire on May 31, 2001, subject to renewal at that time. Terms and conditions of the agreement are: interest at 150 basis points above the bank's prime rate, availability up to $1,700,000 limited to the sum of 80% of eligible accounts receivable and 40% of eligible inventories to a maximum of $600,000 and subject to financial ratio covenants on a quarterly and fiscal year-end basis. On November 3, 2000, the Company had $1,700,000 available under its existing line-of-credit. Management currently believes that the Company will have sufficient liquidity from its operations, prior stock sales and line-of credit agreement to meet its current obligations. Should the bank not extend the line of credit agreement in May 2001 or if the Company continues to experience negative cash flows from operations, the Company may be required to seek new sources of financing, including using a larger than anticipated portion of the proceeds of the sale of the Shares, to meet its current obligations. Continued negative cash flows or the inability to obtain alternative financing could have a material adverse affect on the Company's operations.

Dependence On Major Customers

     Historically, a relatively small number of customers have accounted for a significant portion of the Company's revenues in any particular period. For the twelve months ended December 31, 1999 approximately 22% of the Company's revenues were accounted for by sales to the U.S. Government and two commercial customers. The Company anticipates that sales of its products to relatively few customers will diminish in magnitude over the next few years. In the event of a reduction, delay or cancellation of orders from one or more significant customers or if one or more significant customers select products from one of the Company's competitors for inclusion in future product generations, the Company's business, financial condition and operating results could be materially and adversely affected. There can be no assurance that the Company's current customers will continue to place orders with the Company, that orders by existing customers will continue at current or historical levels or that the Company will be able to obtain orders from new customers. The loss of one or more of the Company's current significant customers could materially and adversely affect the Company's business, financial condition and operating results.

Risk of Government Audit

     Government contracts are subject to audits, and contract payments in excess of allowable costs are subject to adjustment and repayment. Based on its interpretation of contracting regulations and past experience, the Company believes that cost disallowances, if any, on government contracts will not be material, but there can be no assurance in that regard. Audits have been completed for all contract years through 1996.

Technological Change

     The Company's communication products are sold in markets that are subject to rapid technological change. The Company's future success will depend in part upon its ability to enhance its current products and to develop and introduce new products that keep pace with technological developments and emerging industry standards and that address the increasingly sophisticated needs of its customers. There can be no assurance that the Company will be successful in developing and marketing such products or producing enhancements that meet these changing demands, that the newly introduced products will be commercially viable, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products or that its new products and product enhancements will adequately meet the demands of the marketplace and achieve market acceptance. The Company's inability to develop and introduce new products or product enhancements in a timely manner, or its failure to achieve market acceptance of a new product could have a material adverse effect on the Company.

Competition

     The Company faces intense and increasing competition from a large number of competitors, some of which are larger than the Company and have larger product development, research and sales staffs. To enhance the technological innovation of its products, the Company has recently increased the size of its engineering and development staff. There can be no assurance, however, that the Company's competitors will not develop products that are more effective than the Company's or that would render the Company's products obsolete or non-competitive. Furthermore, the Company's ability to expand commercial sales of its products is dependent in part upon its becoming more competitive with respect to manufacturing efficiency and marketing capabilities. The Company has recently increased its investment in manufacturing capabilities and the size of its sales and production staffs for communication products. There can be no assurance, however, that these additions will provide the efficiencies and experience necessary for an expansion of sales.

Paragon Operations

     Paragon Audio Visual, Ltd., now a part of the Video Communications Unit, was acquired in December 1997. A great amount of time and resources have been expended since then to fully integrate Paragon's operations with Optelecom's. In the third quarter of 2000, after a comprehensive analysis of all its operations, Optelecom redefined its operational structure and put Paragon's operations within the Video Communications Unit. (See "Impairment of Assets and Operational Changes" on page 8 for further discussion). This part of the Video Communications Unit suffered losses of $743,317 in 1999 and $3,000,718 in 1998, part of which was a write off of goodwill associated with employee contracts. This part of the Video Communications Unit is not expected to be profitable in 2000. In fact, after the comprehensive review of its operations made in the third quarter of 2000, Optelecom determined that the value of the remaining intangible assets and goodwill associated with the acquisition of Paragon were impaired and the entire balance of $1,925,000 was written off in the third quarter of 2000. As a result, all of the goodwill and intangible assets acquired in the purchase of Paragon have been written off. It is expected that this part of the Video Communications Unit will provide positive operating results in 2001 as a result of the new operational and organizational structure implemented in the third quarter of 2000. However, there can be no assurance that profitable operating results will, in fact, be achieved.

International Markets

     The Company has expanded its presence in international markets and may in the future derive an even more significant portion of its revenues from these markets. The Company's current and future international business activities are subject to a variety of potential risks, including political, regulatory and trade and economic policy risks. The Company will also be subject to the risk attendant to translations in foreign currencies. These factors could also have a material adverse effect on the Company.


Future Capital Needs; Uncertainty of Additional Funding

     The Company believes that its existing capital resources, the proceeds from the sale of the Shares and future operating cash flows will generate the funds needed for its long-term cash requirements. If the Company's growth rate should exceed expectations, if the Company should be unable to sell the Shares at prices sufficient to meet the needs of the Company, or if the Company should fail to generate the anticipated operating cash flows, the Company may be required to seek additional funding. In those circumstances, the Company would consider public or private debt or equity financing. There can be no assurance that the Company will be able to sell the Shares or that additional financing will be available in a timely manner or on acceptable terms. If issuing equity securities raises additional funds other than the proceeds of this Offering, further dilution to existing stockholders may result. If adequate funds are not available when needed, the Company may be required to delay, scale back or eliminate its product research and development and overhead costs. The Company's access to funds could be negatively impacted by the volatility of the price of our common stock.

Need To Attract And Retain Key Employees

     The Company is substantially dependent on the business and technical expertise of its senior management and on its ability to attract and retain key management and technical employees. The loss of members of senior management or of other key employees or the Company's inability to attract and retain other employees with necessary business or technical skills in the future could have a material adverse effect on the Company's business.

Shareholders Rights Plan

     On June 15, 1998 the Company adopted a shareholders rights plan that provides for a dividend distribution of one right for each outstanding share of common stock. In the event that, following the Distribution Date (as defined) a person is or becomes the beneficial owner of 10% or more of the then outstanding shares of Common Stock, each Right Holder may purchase three (3) shares of Common Stock at a price per share equal to 50% of the then current market price of the Common Stock. As of December 31, 1998, the Company has reserved 5,400,000 shares of authorized but unissued common stock for issuance under the shareholders rights plan.

Price Volatility In Public Market

     The Company's Common Stock currently trades on the NASDAQ SmallCap Market. The securities markets have from time-to-time experienced significant price and volume fluctuations that may be unrelated to the operating performance of the Company. In addition, the market prices of the common stock of many publicly traded technology companies have in the past been, and can in the future be expected to be, especially volatile. Announcements of technological innovations or new products of the Company or its competitors, developments or disputes concerning proprietary rights, publicity regarding products under development by the Company or its competitors, regulatory developments in both the United States and foreign countries, changes in financial estimates and recommendations by security analysts, economic and other external factors, as well as period-to-period fluctuations in the Company's operating and product development results, may have a significant impact on the market price of the Company's Common Stock.

Recent Developments

     In the Third Quarter of 2000, the Company sold the remaining 450,000 shares of its common stock registered under the Form S-2A filed on May 25, 2000 for net proceeds of approximately $4 million. Also in the third quarter of 2000, the Company completed the private placement of 140,000 shares of common stock for a total of $500,000 (See discussion under "Description of Securities" on page 13). Also in the third quarter of 2000, the management of Optelecom, Inc. concluded the Company was not optimally organized to allow the Company to take advantage of current trends and associated opportunities in the marketplace. To this end, the Company determined that certain assets were impaired and recorded a total of $2, 925,000 to expense in the third quarter of 2000 to properly account for these impairments (See discussion on page 8, "Impairment of Assets and Operations Changes" for further details).


                                  THE COMPANY

General

     The Company was incorporated under the laws of Delaware in 1972. Its business consists primarily of the development, manufacture, and sale of fiber optic communications products and laser systems for commercial and military customers and, through its subsidiary, the Company provides multi-media integrated products for sending data to the desktop over copper wire. The Company's principal executive offices are located at 9300 Gaither Road, Gaithersburg, Maryland 20877. Its telephone number is (301) 840-2121.

     The fiber optic communication business can be divided generally into two operating divisions: the optical fiber/cable portion which supplies the media for transporting optical signals, and the transmission equipment portion which generates and receives the signals. The Company provides the equipment that interfaces electrical signals to optical signals at the transmitter end of a fiber optic communication link and provides complementary equipment that converts optical signals to electrical form at the receiving end of the communications link. The Company sells its products to users of these communication systems or to system integrators that install the Company's equipment in large communication networks. The Company and its Paragon subsidiary provide equipment specifically designed for transmission over both copper wire and optical fiber media of various combinations of voice, data and video for a range of applications. The Company also addresses U.S. Government defense-related markets for specialized and proprietary applications of fiber optic technology.

Operating Units

     The Company has restructured in order to maximize efficiencies as follows:
First, we have established the Optical Products Unit. This segment of the business will be responsible for the delivery and growth of the legacy set of products that transports video over dedicated and shared fiber optic systems from remote sensors to customers' control and monitoring centers. Presently this Unit serves the Intelligent Traffic, Security, Audio-Visual, and instrumentation marketplace. This unit includes the new Digital Video, PixelVue and PixelStream products in addition to the Company's legacy products. Also, included in this Unit are the optical coil products that are used in gyro systems and our dispersion coils that are used in complex optical communications systems. Optelecom believes by focusing the sales and delivery of these optically wound coils in this business unit, it can anticipate a significant increase in sales as a result of the increasing delivery in the number of complex optical systems in the marketplace. This Unit will be responsible for the development of new products, strategic alliances, worldwide distribution channels, and growth of these businesses.

     Second, the Company has organized a Video Communications Unit to exploit its core competencies in optical components, video compression techniques, and distribution technologies to focus on the video distribution and delivery marketplace. Optelecom strongly believes that its core competencies in video compression techniques positions it for the delivery of a set of products to cost effectively provide video teleconferencing capabilities, long distance learning, collaboration, and other forms of video streaming capability to the marketplace. This Unit will also provide the leadership for the Paragon PC/Video products unit, headquartered in London, which has had a long history of providing systems with the capability to distribute video information over the CAT5 cable systems already in place in an enormous number of facilities both residential and industrial worldwide. By combining these capabilities this Unit can synergistically manage the development of video information delivery technology for both new and legacy markets. In addition, this Unit will manage the development, and business growth strategy of our Fiber-To-The-Home business. By teaming with the Optical Products technical capabilities, and understanding the competitive and other business issues of providing this capability to the marketplace, the Company believes that the development of a cost efficient approach to solving the FTTH issues are within its reach. This Unit will be responsible for the management of this internal development effort.


                                 THE OFFERING

     By this Prospectus, the Company is offering the Shares. The Company will receive all proceeds from the sale of securities offered hereby, less brokers' and dealers' commissions. See "Plan of Distribution."


                                USE OF PROCEEDS

     The Company intends to use the proceeds from this Offering to retire long-term debt of the Company, to provide working capital for the operations of the Company (to the extent funds provided from the Company's operations are inadequate for this purpose), to provide additional sales and marketing resources in support of new and existing products and to fund continuing research and development needs of the Company. It is anticipated that between approximately twenty percent (20%) and thirty percent (30%) of the proceeds will be used to retire long-term debt of the Company but there can be no assurance that this will actually occur. The long-term debt of the Company that will be retired currently bears an annual interest rate of the bank's prime rate plus 100 basis points (currently 10.5 percent) and matures in August 2002.


                           DESCRIPTION OF SECURITIES

     The following statements with respect to the Company's securities are subject to, and qualified in their entirety by reference to, the detailed provisions of the Company's Certificate of Incorporation and Bylaws.

     The Company is authorized to issue up to 15,000,000 shares of Common Stock, $.03 par value, of which 2,806,931 shares were outstanding at November 2, 2000.

     The Company has recently completed two (2) offerings of its common stock. The first offering was a public offering of registered shares of common stock pursuant to a Form S-2A Registration Statement filed May 25, 2000 offering 500,000 shares of stock. The Company has sold all of the shares offered to the public at prices ranging from $3.49 to $10.90 per share raising an aggregate of $4,319,316 in additional capital for the Company. These funds were used to reduce the Company's revolving Line-of-Credit by $1,700,000 to zero and to pay operating expenses. The balance is being retained by the Company to be used as working capital.

     In July of 2000, the Company completed private placement of 140,000 new, unregistered shares of its common stock for total proceeds of $500,000. As part of this transaction, the Company also issued warrants to the purchasers granting them options to purchase up to an additional 40,000 unregistered shares of its common stock at an exercise price of $7.00 per share. The purchasers were also given certain registration rights regarding the shares purchased. The proceeds from this offering were used for the payment of operating expenses.

     All holders of Common Stock are entitled to one vote per share on any matter coming before the stockholders for a vote, unless the matter is one upon which by express provision of law, a different vote is required. The Common Stock does not have cumulative voting rights, which means, in effect, that holders of more than 50% of the shares can generally elect all the directors.

     Each holder of Common Stock is entitled to receive ratably such dividends on the Common Stock, if any, as may be declared by the Board of Directors out of funds legally available therefor and, in the event of the liquidation, dissolution or winding-up of the Company, is entitled to share ratably in all assets of the Company remaining after payment of liabilities. Holders of Common Stock have no conversion, preemptive or other rights to subscribe for additional shares, and there are no redemption rights or sinking fund provisions with respect to the Common Stock. The outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

     The Company has never paid any cash dividends on the Common Stock and does not anticipate paying any such dividends in the foreseeable future.

     Pursuant to the Company's Certificate of Incorporation and under Delaware law, directors of the Company are not liable for monetary damages for breach of their fiduciary duty as directors except (i) for a breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for a willful or negligent declaration of an unlawful dividend, stock purchase or redemption or (iv) for transactions from which the director derived an improper personal benefit.

     The Transfer Agent and Registrar for the Common Stock is American Stock Transfer and Trust Company, Inc., 40 Wall Street, New York, New York 10005.


                             PLAN OF DISTRIBUTION

     The Shares registered hereby may be sold from time to time by the Company as the Company deems necessary to meet its capital needs, or by pledgees, donees, transferees or other successors in interest, in one or more transactions in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such market prices or at prices otherwise negotiated.

     The Company may sell some or all of the Shares in transactions involving broker-dealers, who may act as agent or acquire the Shares as principal. At present it is anticipated that the Company will use Branch Cabell and Company, Inc., 919 E. Main Street, 17th Floor, PO Box 2278, Richmond, Virginia 23218 to sell the Shares. Any broker-dealer participating in such transactions as agent may receive commissions from the Company (and, if the broker-dealer acts as agent for the purchaser of such Shares, from such purchaser). Broker-dealers may agree with the Company to sell a specified number of Shares at a stipulated price per Share and, to the extent such broker-dealers are unable to do so acting as agents for the Company, to purchase as principals any unsold Shares at the price required to fulfill the respective broker-dealer's commitment to the Company. Broker-dealers who acquire Shares as principals may thereafter resell such Shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions and otherwise, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such Shares commissions. The Company also may sell some or all of the Shares directly to purchasers without the assistance of any broker-dealer. At the time a particular offer of the Shares is made, if required, a supplement to the Prospectus will be distributed, or a post-effective amendment to the registration statement will be filed, which will set forth the number of shares of Common Stock being offered and the terms of the offering, including the purchase price, public offering price, name or names of any agents, dealers or underwriters, any discounts, commissions and other items constituting compensation from the Company and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may be limited in its ability to engage in market activities with respect to shares of Common Stock.

     The Company will bear all fees and expenses incurred in connection with the registration of the Shares, estimated at $21,739. The Company will maintain the effectiveness of the Registration Statement with respect to the Shares for so long as, in its sole opinion, it deems necessary to accomplish the purposes of the Company.

                                 LEGAL MATTERS

     The legality of issuance of the shares of Common Stock offered hereby has been passed upon for the Company by Karp Frosh Lapidus, Wigodsky & Norwind, P.A., Rockville, Maryland.



                                    EXPERTS

     The financial statements and the related financial statement schedule incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                               MATERIAL CHANGES

     Information on any material changes in the financial statements and operating results of the Company are contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1999, the Company's Quarterly Form 10-Q for the three months ended March 31, 2000, the Company's Quarterly Form 10-Q for the three months ended June 30, 2000, the Company's Quarterly Form 10-Q for the three months ended September 30, 2000 and any subsequent quarterly filings with the SEC. Also, refer to page 7 of this filing, Impairment of Assets and Operational Changes, that discusses actions taken by the Company in the third quarter of 2000 that resulted in material changes to the Company's financial statements.


              DISCLOSURE OF COMMISSION POSITION ON INDEMNFICATION
                         FOR SECURITIES ACT LIABILITY

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to By-Laws of the Company or under Delaware law, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

     The following is an itemization of all expenses (subject to future contingencies) incurred or expected to be incurred in connection with the issuance and distribution of the Common Stock that is the subject of this Registration Statement, other than underwriting discounts and commissions payable to the brokers and dealers who will sell the Shares on behalf of the Company. All such expenses are to be borne by the Company. All the amounts shown are estimates except for the SEC registration fee.

SEC Registration Fee..............................  $   739
Blue Sky Filing Fees and Expenses................     3,000
Printing Costs....................................    2,000
Legal Fees and Expenses...........................   10,000
Accounting Fees and Expenses......................    5,000
Miscellaneous.....................................    1,000
                                                    -------

TOTAL............................................   $21,739

Item 14.  Indemnification of Directors and Officers.

     Delaware General Corporation Law, Section 102(b) (7), enables a Corporation in its certificate of incorporation to eliminate or limit personal liability of members of its Board of Directors for monetary damages for breach of a director's fiduciary duty of care. The elimination or limitation does not apply where there has been a breach of the duty of loyalty, failure to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was deemed illegal or obtaining an improper personal benefit. The Company's Certificate of Incorporation provides in effect for the elimination of the liability of directors to the extent permitted by Delaware Law.

     Delaware General Corporation Law, Section 145, permits a corporation organized under Delaware law to indemnify directors and officers with respect to any matter in which the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. The Bylaws of the Company entitle directors and officers of the Company to indemnification to the extent permitted by Delaware law.

     Directors and officers are also insured against certain liabilities under a directors and officers' liability insurance policy maintained by the Company.

Item 16.  Exhibits.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit
Number    Exhibit

   5 Opinion of Karp Frosh Lapidus, Wigodsky & Norwind, P.A. as to the legality of the registered securities.

  23 Consent of Karp Frosh Lapidus, Wigodsky & Norwind, P.A. (contained in opinion filed as Exhibit 5).

  23.1 Consent of Deloitte & Touche LLP, as independent auditors for the Company.


Item 17.  Undertaking.

     The undersigned registrant hereby undertakes:

     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement.

     For the purpose of determining any liability under the Securities Act of 1933, that each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the end of the offering.

     That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15 (d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2A and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gaithersburg, State of Maryland, on December 1, 2000.


                                     OPTELECOM, INC.


                                     By:
                                         -------------------------
                                         Irving Zaks
                                         President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Name                         Title                              Date

/s/ Irving Zaks              Director,  President and        December 1, 2000
---------------------------  Chief Executive Officer
Irving Zaks

/s/ Thomas M. Brandt, Jr.    Director                        December 1, 2000
---------------------------
Thomas M. Brandt, Jr.

/s/ Clyde A. Heintzelman     Director                        December 1, 2000
---------------------------
Clyde A. Heintzelman

/s/ Richard C. Kreter        Director                        December 1, 2000
---------------------------
Richard C. Kreter

/s/ David R. Lipinski        Director                        December 1, 2000
---------------------------
David R. Lipinski

/s/ Edmund D. Ludwig         Director                        December 1, 2000
---------------------------
Edmund D. Ludwig

/s/ Carl C. Rubbo, Jr.       Director                        December 1, 2000
---------------------------
Carl C. Rubbo, Jr.

/s/ Pradeep K. Wahi          Director                        December 1, 2000
---------------------------
Pradeep K. Wahi


/s/ Thomas F. Driscoll       Chief Financial Officer         December 1, 2000
---------------------------  and Treasurer (Principal
Thomas F. Driscoll           Financial Officer and Principal
                             Accounting Officer)






                                 EXHIBIT INDEX

EXHIBIT NO.      DESCRIPTION OF EXHIBIT

     5           Opinion of Karp Frosh Lapidus, Wigodsky & Norwind, P.A.
                 as to the legality of the registered securities.

    23.1 Consent of Deloitte & Touche LLP, as independent auditors for the Company.